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Exhibit 99.1

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR
FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2003

Q4 2003 EPS up 159% year-on-year; Q4 2003 profit before tax up 116% year-on-year;
Q4 2003 operating margin up 140% year-on-year at 11%

Autonomy's fourth quarter conference call will be available live on the World Wide Web at
www.autonomy.com on Thursday, January 29, 2004 at 9:30 a.m. BST/4:30 a.m. EST/1:30 a.m. PST

SAN FRANCISCO, California and CAMBRIDGE, England—January 29, 2004—Autonomy Corporation plc (Nasdaq: AUTN, LSE: AU.), a global leader in infrastructure software for the extended enterprise, today reported financial results for the fourth quarter and year ended December 31, 2003.

Financial Highlights

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2003	Sept. 30, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002
	(unaudited)			(unaudited)	(audited)
Results in US$ ($000's except per share)
Revenues	$16,960	$13,012	$13,168	$54,881	$50,961
Gross profit	15,751	12,425	12,991	52,229	50,027
Gross profit margin*	93%	95%	99%	95%	98%
Profit before tax	$2,368	$1,605	$1,094	$7,680	$6,518
Net profit	$2,089	$1,303	$887	$6,170	$6,127
EPS
—basic	$0.02	$0.01	$0.01	$0.06	$0.05
—diluted	$0.02	$0.01	$0.01	$0.05	$0.05

*
Gross profit margin in Q4 2003 includes a non-cash charge for amortization of purchased intangibles of $391,000. For comparison purposes, excluding this non-cash charge, gross profit margins are 95% for Q4 2003.

Fourth Quarter 2003 Corporate Highlights

  •
  Q4 2003 EPS up 159% year-on-year

  •
  Q4 2003 profit before tax up 116% year-on-year

  •
  Q4 2003 operating margin up 140% year-on-year at 11%

  •
  Sixteenth consecutive quarter of profitability

  •
  Revenues ahead of consensus; Q4 2003 revenues up 30% from Q3 2003 and 29% from Q4 2002

  •
  Gross margins remain high at 95%*

  •
  Blue chip fourth quarter wins include BMC Software, DirecTV, Sprint, Sybase, U.S. Air Force, the UK Houses of Parliament, Raymond James, BT, China's Foreign Language Agency, Deutsche Bank, Ford, Altria, Philips, The U.S. Center for Disease Control, New York University, Boeing and various government, intelligence and defence agencies in Spain, Sweden, Singapore, Benelux and the U.S.

  •
  Cash collection strong with approximately $19 million collected in Q4 2003

  •
  Average selling price remains stable at $360,000

  •
  DSOs decrease to 99 days

Full Year 2003 Corporate Highlights

  •
  OEM program on track with almost all major new product wins in the sector, including new and expanded relationships with Novell, Veritas, EDS, Computer Associates, SupportSoft, Vignette and BEA

  •
  Acquired Virage, a leading provider of video and rich media communication software

  •
  Launched two new divisions: Audentify for contact center management, and Aungate for compliance and litigation support

  •
  Established office in Beijing; first wins with Chinese National Library of Science and Foreign Language News Agency

  •
  Strong balance sheet with over $100 million in cash after cumulative share buyback of approximately $44 million and purchase of Virage for approximately $13 million (net)

  •
  R&D increases 29% from 2002

        Commenting on the results, Dr. Mike Lynch, group CEO of Autonomy said, "We are pleased to announce Autonomy's continued strong performance, with results ahead of market consensus. Q4 2003 and the full-year 2003 results are significant improvements from Q4 2002 and the full-year 2002, demonstrating that our software is consistently delivering major cost savings and incremental value to employees and customers on a global basis. Of particular note, operating margins for Q4 2003 increased 140%, which validates the geared nature of our business model. At the same time Autonomy continued to invest in R&D, increasing 29% from 2002 to 2003, and up 82% over the past three years. Cash collection during the quarter was also strong. During the fourth quarter all areas of Autonomy's businesses saw continued recovery in activity levels."

        Dr. Lynch continued, "During 2003 Autonomy was able to extend its leadership and bring the benefits of automation to enterprises around the world, and maintain profitability, despite a marketplace still characterized by uncertainty and delay. Autonomy's success during 2003 has enabled significant investment in R&D. In particular, Autonomy extended the market lead of its IDOL Server further into the video and rich media market with the acquisition of Virage, a leading provider of video and rich media communication software, the contact centre market with the launch of Audentify, a leading supplier of next-generation contact center technology, and the compliance and legal markets with the launch of Aungate, a leading supplier of electronic communications management technology for enterprise-wide regulatory compliance."

        Dr. Lynch concluded, "The net result of a strong 2003 is that our investment and performance means we remain well placed operationally and financially to take advantage of a possible change in business climate."

Fourth Quarter and Full Year 2003 Financial Highlights

        Revenues for the fourth quarter totalled $17.0 million, up 30% from $13.0 million for the third quarter of 2003, and up 29% from $13.2 million for the fourth quarter of 2002. U.S./Asia Pac revenues of $9.6 million were 57% of total revenues and U.K./European revenues totalling $7.3 million were 43% of total revenues in the fourth quarter of 2003. Revenues for 2003 totalled $54.9 million, up 8% from $51.0 million for 2002.

        Gross profits for the quarter were $15.8 million, up 27% from $12.4 million in the third quarter of 2003, and up 21% from $13.0 million in the fourth quarter of 2002. Fourth quarter gross margins were 93%, compared to 95% in the third quarter of 2003 and compared to 99% in the fourth quarter of 2002. Gross profit margin in Q4 2003 includes a non-cash charge for amortization of purchased intangibles of $391,000. For comparison purposes, excluding this non-cash charge, gross profit margins are 95% for Q4 2003. Gross profits for 2003 were $52.2 million, up 4% from $50.0 million in 2002. Gross margins in 2003 were 95%, compared to 98% in 2002.

        Net profit for the fourth quarter of 2003 was $2.1 million, or $0.02 per diluted share, compared to net profit of $1.3 million, or $0.01 per diluted share, for the third quarter of 2003 and compared to net profit of $0.9 million or $0.01 per diluted share, for the fourth quarter of 2002. Net profit for 2003 was $6.2 million, or $0.05 per diluted share, compared to net profit of $6.1 million, or $0.05 per diluted share, for 2002.

        Cash balances were $102.3 million at December 31, 2003, an increase of $0.1 million in the quarter. During the quarter Autonomy continued its share repurchase program, purchasing for cancellation 712,831 shares at an average price of £2.35 per share (approximately $4.00 per share). During the year Autonomy purchased for cancellation 12,332,084 shares at an average price of £1.62 per share (approximately $2.60 per share), and purchased 180,465 shares held within its Employee Benefit Trust at an average price of £1.66 per share (approximately $2.57 per share). In total, Autonomy has purchased for cancellation 17,312,370 shares at an average price of £1.59 per share (approximately $2.55 per share).

        Accounts receivable days sales outstanding fell to 99 days for the fourth quarter of 2003, compared to 140 days for the third quarter of 2003. Receivables for the fourth quarter were $18.7 million compared to $20.2 million for the third quarter of 2003 and were $14.7 million at the end of 2002. Deferred revenues were $5.6 million net at December 31, 2003, compared with $5.9 million net at September 30, 2003, and compared with $5.0 million net at December 31, 2002.

        Although GAAP disclosure provides investors and management with an overall view of Autonomy's financial performance, Autonomy believes that it is important for investors to also understand the performance of Autonomy's core business, such as the sale of its software products and services. Consequently, the non-GAAP results exclude charges not reflective of Autonomy's core ongoing operational business, namely amortization of purchased intangibles. Management uses the adjusted results to assess the financial performance of Autonomy's core business.

Strategic Partnerships and OEMs

        Autonomy's OEM Program was ahead of targets during the year, with the addition of 20 new OEM agreements in 2003. During the year Autonomy achieved virtually all new major OEM product wins in the sector, with new and expanded relationships with Novell, Veritas, EDS, Computer Associates, SupportSoft, Vignette and BEA, amongst others. OEM-derived revenues for the fourth quarter of 2003 of $3.2 million accounted for approximately 19% of revenues, compared to $2.0 million for the third quarter of 2003.

Q4 Product Sales

        Autonomy's infrastructure technology has been adopted by enterprises to process information across all internal and external data formats and sources. During the quarter, major new wins included: BMC Software, Sybase, U.S. Air Force, Raymond James, DirecTV, U.K.'s Houses of Parliament, BT, China's Foreign Language Agency, Deutsche Bank, Sprint, National Archives of Canada, and various intelligence and defence agencies in Spain, Sweden, Singapore, Benelux and the U.S. Repeat business from existing customers accounted for approximately 30% of revenue for the quarter, and included Ford, Altria, the U.K. Department of Trade and Industry, Philips, Credit Lyonnais, The U.S. Center for Disease Control, New York University, Credit Suisse First Boston, Boeing and several U.S., U.K. and Italian defence and intelligence agencies.

Q4 Corporate Developments

        During the fourth quarter Autonomy was recognized in multiple ways for its market leadership and unmatched technology.

        Giga Research identified Autonomy's dominant position in providing both automatic and manual technology approaches. In the report Giga described Autonomy's pioneering automated pattern recognition technology that offers a range of choices to process unstructured information. The report states that Autonomy "shines when finding interesting or unanticipated matches between texts or digital assets is important and needed to drive collaboration, customer support or knowledge sharing activities across the enterprise".

        Autonomy's product range continued to win awards. Audentify, Autonomy's leading next-generation contact center technology, was named Product of the Year winner for 2003 by Technology Marketing Corporation's Customer Inter@ction Solutions. Audentify was also awarded the "Most Innovative Product of the Year" at the Technology Industry Awards 2003. Audentify customer Mercur Assistance was awarded ComputerWoche's "User of the Year" for its innovative call center medical assistance portal. Finally, during the quarter Autonomy's Collaboration and Expertise Networks (CEN) product was recognised as "Product of the Year" at the prestigious UK Information Management 2003 awards.

About Autonomy Corporation plc

        Autonomy Corporation plc (Nasdaq: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including call center, customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications. Autonomy's customer base includes more than 1,000 global companies including BAE Systems, Ford, Ericsson, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.S. Department of Defense, NASA and the U.S. Department of Energy. Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Brio, Citrix, Computer Associates, EDS, IBM Global Services, iManage, Novell, Novient, Vignette and Sybase. The company has offices worldwide.

        The Autonomy Group includes: Aungate, a leading supplier of electronic communications management technology for regulatory compliance in the enterprise; Audentify, a leading supplier of next-generation contact center technology; and Virage, a leading provider of video and rich media communication software.

Caution Concerning Forward-Looking Statements

        With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's Annual Report on Form 20-F and Registration Statements on Form F-1.

        Autonomy, the Autonomy logo, Aungate and Audentify are registered trademarks or trademarks of Autonomy Corporation plc. All other trademarks are the property of their respective owners.

Financial Media Contacts: Dominic Johnson Autonomy Corporation plc +44 (0)1223 448 000	Analyst and Investor Contacts: Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000
Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Edward Bridges Financial Dynamics +44 (0)20 7831 3113

AUTONOMY CORPORATION plc

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2003	Sept. 30, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002
	(unaudited)			(unaudited)	(audited)
Revenues	$16,960	$13,012	$13,168	$54,881	$50,961
Cost of revenues	(818)	(587)	(177)	(2,261)	(934)
Amortization of purchased intangibles	(391)	—	—	(391)	—

Gross profit	15,751	12,425	12,991	52,229	50,027
Operating expenses:
Research and development	(3,913)	(2,804)	(2,577)	(11,864)	(9,186)
Sales and marketing	(7,759)	(6,922)	(7,878)	(28,674)	(31,166)
General and administrative	(2,611)	(2,137)	(1,925)	(8,517)	(6,473)

Total operating expenses	(14,283)	(11,863)	(12,380)	(49,055)	(46,825)

Profit from operations	1,468	562	611	3,174	3,202
Interest income, net	854	733	1,293	3,759	5,120
Gain on foreign exchange	46	310	338	747	139
Impairment of investments	—	—	(1,148)	—	(1,943)

Profit before income taxes and share of loss of associated company and minority interest	2,368	1,605	1,094	7,680	6,518
Benefit (provision) for income taxes	(279)	(342)	174	(1,432)	243
Share of profit (loss) of associated company and minority interest	—	40	(381)	(78)	(634)

Net profit	$2,089	$1,303	$887	$6,170	$6,127

Basic earnings per share	$0.02	$0.01	$0.01	$0.06	$0.05

Diluted earnings per share	$0.02	$0.01	$0.01	$0.05	$0.05

Weighted average ordinary shares outstanding	112,279	111,866	124,756	110,102	126,716
Weighted average ordinary shares outstanding, assuming dilution	114,063	113,322	125,597	112,242	127,610

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As at
	Dec. 31, 2003	Sept.30, 2003	Dec. 31, 2002
	(unaudited)		(audited)
ASSETS
Current assets:
Cash and cash equivalents	$102,250	$102,222	$147,472
Accounts receivable, net of allowances for doubtful accounts of $3,942, $3,683 and $3,218 as of Dec. 31, 2003, Sept. 30, 2003, and Dec. 31, 2002, respectively	18,687	20,217	14,698
Prepaid expenses and other current assets	8,743	4,423	6,148
Deferred tax asset	3,311	785	626

Total current assets	132,991	127,647	168,944
Property and equipment	5,980	5,903	4,780
Less accumulated depreciation	(3,842)	(3,716)	(2,698)

Property and equipment, net	2,138	2,187	2,082
Intangible assets, net (see note 3)	4,993	2,190	836
Goodwill, net (see note 3)	28,760	30,780	4,849
Equity and other investments, net	2,158	1,447	1,398
Deferred tax asset	1,933	477	386

TOTAL ASSETS	$172,973	$164,728	$178,495

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,639	$2,986	$2,933
Accrued expenses	6,821	11,213	5,955
Deferred revenue	5,552	5,903	5,039

Total current liabilities	15,012	20,102	13,927
Shareholders' equity:
Ordinary shares(1)	573	575	637
Additional paid-in capital	71,086	67,858	96,121
Treasury stock, at cost	(1,775)	(1,775)	(1,290)
Retained earnings	67,158	64,939	60,858
Other accumulated comprehensive income	20,919	13,029	8,242

Total shareholders' equity	157,961	144,626	164,568

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$172,973	$164,728	$178,495

(1)
At December 31, 2003, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 110,575,160 issued and outstanding; as of September 30, 2003, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 111,069,784 issued and outstanding; as of December 31, 2002, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 122,609,095 issued and outstanding.

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended			Twelve Months Ended
	Dec. 31 2003	Sept. 30, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002
	(unaudited)			(unaudited)	(audited)
Cash flows from operating activities:
Net profit	$2,089	$1,303	$887	$6,170	$6,127
Adjustments to reconcile net profit to net cash, provided by operating activities:
Depreciation and amortization	662	491	284	1,776	1,147
Share of loss of associated company and minority interest	—	(40)	381	78	634
Impairment of equity investments	—	—	1,148	—	1,943
Equity investments received for non-cash consideration	—	—	(150)	—	(975)
Deferred tax	342	2	(521)	516	(314)
Share-based compensation	—	—	—	—	—
Foreign currency movements	(46)	(310)	(338)	(747)	(139)
Changes in operating assets and liabilities:
Accounts receivable	2,195	117	2,509	(2,196)	151
Prepaid expenses and other current assets	(1,643)	542	(343)	(1,366)	(1,783)
Deferred revenues	(475)	(1,002)	1,814	(1,583)	1,856
Accounts payable	(489)	371	1,014	(986)	877
Accrued expenses	(4,686)	(975)	(609)	(7,376)	(6,252)

Net cash provided by (used in) operating activities	(2,051)	499	6,076	(5,714)	3,272

Cash flows from investment activities:
Purchase of equipment	(162)	(111)	(61)	(527)	(517)
Purchase of intangibles	—	—	(157)	(426)	(908)
Purchase of subsidiary	(72)	(14,568)	—	(14,640)	—
Purchase of investments	(591)	—	—	(598)	—

Net cash used in investing activities	(825)	(14,679)	(218)	(16,191)	(1,425)

Cash flows from financing activities:
Purchase of company shares	(2,732)	(4,526)	(10,565)	(33,079)	(13,138)
Proceeds from issuance of shares, net of issuance costs	280	152	27	441	994

Net cash (used in) financing activities	(2,452)	(4,374)	(10,538)	(32,638)	(12,144)

Effect of foreign exchange on cash and cash equivalents	5,356	431	4,097	9,321	14,165
Net increase (decrease) in cash and cash equivalents	28	(18,123)	(583)	(45,222)	3,868
Beginning cash and cash equivalents	102,222	120,345	148,055	147,472	143,604

Ending cash and cash equivalents	$102,250	$102,222	$147,472	$102,250	$147,472

Supplemental disclosure of cash flow information:
Income taxes paid	$(907)	$(253)	$(9)	$(1,599)	$(3,309)

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED

1.    Basis of presentation

        The accompanying consolidated financial statements of Autonomy Corporation plc ("Autonomy" or "the Company") have been prepared in conformity with United States generally accepted accounting principles, consistent in all material respects with those applied in the Company's financial statements for the year ended December 31, 2002, included in the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission although the Consolidated Financial Statements do not include all information and footnotes required by US GAAP. The quarterly information and information for the twelve months ended December 31, 2003 are unaudited, but reflect all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the Company's financial position for and as at the periods presented. The results of operations for the three and twelve months ended December 31, 2003, are not necessarily indicative of the operating results for future operating periods. The interim financial statements should be read in connection with the audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2002, and the risk factors as set forth in the Form 20-F. The financial information set out above does not comprise the Company's statutory accounts. Statutory accounts for the financial year ended December 31, 2002, have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

2.    Geographical information

	Three months ended
	Dec. 31, 2003	Sept. 30, 2003	Dec. 31, 2002
	(Unaudited)
Revenue by country ($000's):
US	$8,929	$7,550	$5,267
UK/Europe	7,340	5,181	7,506
Rest of World	691	281	395

Total	$16,960	$13,012	$13,168

3.    Purchase Price Allocation

        On September 2, 2003, the Company acquired 100% of the equity of Virage, Inc. The acquisition has been accounted for using the purchase method of accounting and the results of Virage have been consolidated from this date. The purchase price was determined to be approximately $28.3 million, which included approximately $1.25 million of transaction and direct acquisition cost and approximately $1.0 million comprising the fair value of Virage employee share options converted to autonomy share options. The Company has received a draft report from independent valuers which has allocated the purchase price of $28.3 million as follows:

(Unaudited)
Tangible assets	$5,100
Intangible assets	3,000
Deferred tax	(100)
Goodwill	20,300

$28,300

        These financial statements reflect the draft purchase price allocation, which may be subject to change following receipt of the final independent valuation report. The final report is not expected to be received from the independent valuers prior to the finalisation of the Company's Annual Report on Form 20-F for 2003 and these amounts are, therefore, also expected to be reflected in the Form 20-F. Following receipt of the final report the purchase price allocation will be finalised and any required adjustments recorded in the period that the report is finalised.

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  Exhibit 99.1